UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NeurogesX, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

641252101

(CUSIP Number)

Mark McDonnell
ARCH Venture Corporation
8725 W. Higgins Road Suite 290
Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⁯

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 641252101	13D/A	Page 2 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,644,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,644,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,644,428
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 641252101	13D/A	Page 3 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH V Entrepreneurs Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,644,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,644,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,644,428
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 641252101	13D/A	Page 4 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Healthcare Focus Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,644,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,644,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,644,428
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 641252101	13D/A	Page 5 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,644,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,644,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,644,428
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 641252101	13D/A	Page 6 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,644,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,644,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,644,428
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 641252101	13D/A	Page 7 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Bybee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,644,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,644,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,644,428
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 641252101	13D/A	Page 8 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,644,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,644,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,644,428
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 641252101	13D/A	Page 9 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Lazarus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,644,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,644,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,644,428
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 641252101	13D/A	Page 10 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000
	8	SHARED VOTING POWER 5,644,428
	9	SOLE DISPOSITIVE POWER 30,000
	10	SHARED DISPOSITIVE POWER 5,644,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,674,428
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 641252101	13D/A	Page 11 of 18 pages

Item 1.              Security and Issuer.

This statement relates to the Common Stock, $0.001 par value, per share (the “Common Stock”), of NeurogesX, Inc. (the “Issuer”) having its principal executive office at 2215 Bridgepointe Parkway, Suite 200, San Mateo, California 94404

Item 2.              Identity and Background.

(a)
This statement is being filed by: (1) ARCH Venture Fund V, L.P. (“ARCH Venture Fund V”), (2) ARCH V Entrepreneurs Fund, L.P. (“ARCH V Entrepreneurs Fund”), (3) Healthcare Focus Fund, L.P. (“Healthcare Focus Fund”), (4) ARCH Venture Partners V, L.P. (“AVP V LP”), which is the sole general partner of ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund, (5) ARCH Venture Partners V, LLC (“AVP V LLC”), which is the sole general partner of AVP V LP, (6) Clinton Bybee (“Bybee”), (7) Keith Crandell (“Crandell”), (8) Steven Lazarus (“Lazarus”) and (9) Robert Nelsen (“Nelsen” and, together with Bybee, Crandell and Lazarus, collectively, the “Managing Directors” and each individually, a “Managing Director”).  Each of the individuals and entities above shall be referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)	The business address of each of the Reporting Persons is 8725 West Higgins Road, Suite 290, Chicago, IL, 60631.

(c)
The principal business of each of ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund is to invest and assist in developmental and emerging businesses located principally in the United States.  The principal business of AVP V LP is to act as the general partner of ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund.  The principal business of AVP V LLC is to act as the general partner of AVP V LP.  The principal business of each of the Managing Directors is to act as managing directors of AVP V LLC and a number of affiliated partnerships with similar businesses.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)
During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)
Each of ARCH Venture Fund V, ARCH V Entrepreneurs Fund, Healthcare Focus Fund and AVP V LP are Delaware limited partnerships.  AVP V LLC is a Delaware limited liability company.  Each of the Managing Directors is a United States citizen.

Item 3.              Source and Amount of Funds or Other Consideration.

After market close on July 21, 2011, ARCH Venture Fund V entered into a Securities Purchase Agreement (the “Agreement”), by and among the Issuer and the Purchasers (as defined therein), pursuant

CUSIP NO. 641252101	13D/A	Page 12 of 18 pages

to which the Issuer issued in connection with the closing on July 26, 2011 “Units” for an aggregate purchase price of $20,209,229.44, at a per Unit price of $1.72. Each Unit is comprised of one share of Common Stock and a warrant to purchase 0.5 shares of Common Stock (representing 50% warrant coverage on the shares to be issued) (the “Warrants”). The price of each Unit is based on the July 21, 2011 consolidated closing bid price of the Issuer’s Common Stock on the NASDAQ Global Market of $1.65 per share, and represents a purchase price of $1.65 for the one share of Common Sock issued for each Unit and a Warrant purchase price of $0.07 for the 0.5 shares of Common Stock underlying the Warrants issued for each Unit (resulting in a purchase price for the Warrants of $0.14 per whole share of Common Stock underlying such Warrants). The total number of Units issued in connection with the transaction was 11,749,552, representing an aggregate issuance of 11,749,552 shares of Common Stock and Warrants to purchase an aggregate of 5,874,782 shares of Common Stock. The Warrants have a term of five years, contain a net-exercise provision, and have an exercise price of $1.65 per share. In addition, the Warrants contain terms that prevent the Warrant from being exercised to the extent that such exercise would cause a stockholder’s beneficial ownership (along with its affiliates and others with whom such stockholder’s holdings would be aggregated for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended) to exceed 19.999% of the total number of then issued and outstanding shares of Common Stock of the Issuer.

Pursuant to the Agreement, ARCH Venture Fund V purchased 1,744,186 shares of Common Stock (the “Transaction Shares”) and warrants to purchase 872,093 shares of Common Stock (the “Transaction Warrants” and, together with the Transaction Shares, the “Transaction Securities”).

The working capital of ARCH Venture Fund V was the source of the funds for the purchase of the Transaction Securities.  No part of the purchase price paid by ARCH Venture Fund V was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Transaction Securities.  The total amount paid by ARCH Venture Fund V for Transaction Securities is as follows:

ARCH Venture Fund V:                                                      $2,999,999.92

Item 4.              Purpose of Transaction.

ARCH Venture Fund V acquired the Transaction Securities for investment purposes.  Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, ARCH Venture Fund V and other Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer.  Nelsen is a member of the Issuer’s board of directors and holds certain options to purchase shares of Common Stock that will vest over time.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP NO. 641252101	13D/A	Page 13 of 18 pages

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.              Interest in Securities of the Issuer.

(a)
ARCH Venture Fund V is the record owner of 4,187,777 shares of Common Stock and 986,744 Warrants (the “ARCH Warrants”) to purchase Common Stock that are exercisable immediately.  ARCH V Entrepreneurs Fund is the record owner of 11,004 shares of Common Stock and Healthcare Focus Fund is the record owner of 458,903 shares of Common Stock , for an aggregate of 5,644,428 shares of Common Stock and exercisable warrants (the “ARCH Shares”).

AVP V LP, as the sole general partner of ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund, may be deemed to beneficially own certain of the ARCH Shares.  AVP V LP disclaims beneficial ownership of all securities held of record by ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund in which it does not have an actual pecuniary interest. AVP V LLC, as the sole general partner of the AVP V LP, may be deemed to beneficially own certain of the ARCH Shares held of record by ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund.  AVP V LLC disclaims beneficial ownership of all securities held of record by ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund in which it does not have an actual pecuniary interest.  Each of the Managing Directors may be deemed to beneficially own certain of the ARCH Shares held of record by ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund. Each of the Managing Directors disclaims beneficial ownership of all securities held of record by ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund in which he does not have an actual pecuniary interest.

As of July 21, 2011, Nelsen is the record owner of options to purchase 30,000 shares of Common Stock (the “Nelsen Option Shares”) exercisable within sixty days.  Accordingly, Nelsen may be deemed to be the beneficial owner of the Nelsen Option Shares in addition to the ARCH Shares for a total of 5,674,428 shares of Common Stock.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  For each Reporting Person other than Nelsen, such percentage was calculated based on (i) the 17,873,878 shares of Common Stock reported by the Issuer to be outstanding as of April 29, 2011 in the Issuer’s Form 10-Q filed on May 9, 2011 (the

CUSIP NO. 641252101	13D/A	Page 14 of 18 pages

“10-Q Shares”), (ii) the 11,749,552 shares of Common Stock issued in the transaction described in Item 3 above and as reported in the Issuer’s Form 8-K filed on July 27, 2011 (the “Transaction Shares”) and (iii) the ARCH Warrants, for a total of 30,610,174 securities.  In the case of Nelsen, such percentage was calculated based on (i) the 10-Q Shares, (ii) the Transaction Shares, (iii) the ARCH Warrants and (iv) the Nelsen Option Shares, for a total of 30,640,174 securities

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

In connection with the transaction described in Item 3 above, ARCH Venture Fund V entered into a Registration Rights Agreement dated July 21, 2011, a form of which is attached as Exhibit 4.1 to the Issuer’s Form 8-K dated July 21, 2011 and filed with the Securities and Exchange Commission on July 27, 2011 and incorporated by reference herein.

Item 7.             Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 –Securities Purchase Agreement dated July 21, 2011*

Exhibit 3 – Registration Rights Agreement dated July 21, 2011*

*Incorporated by reference from the Issuer’s Form 8-K dated July 21, 2011 and filed with the Securities and Exchange Commission on July 27, 2011.

CUSIP NO. 641252101	13D/A	Page 15 of 18 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 3, 2011

ARCH VENTURE FUND V, L.P.

By:  ARCH Venture Partners V, L.P.
its General Partner

By:    ARCH Venture Partners V, LLC
its General Partner

By:           _____________*____________
Managing Director

ARCH V ENTREPRENEURS FUND V, L.P.

By:   ARCH Venture Partners V, L.P.
its General Partner

By:    ARCH Venture Partners V, LLC
its General Partner

By:           _____________*____________
Managing Director

HEALTHCARE FOCUS FUND, L.P.

By:   ARCH Venture Partners V, L.P.
its General Partner

By:    ARCH Venture Partners V, LLC
its General Partner

By:           _____________*____________
Managing Director

CUSIP NO. 641252101	13D/A	Page 16 of 18 pages

ARCH VENTURE PARTNERS V, L.P.

By:  ARCH Venture Partners V, LLC
       its General Partner

       By:  _____________*____________
       Managing Director

ARCH VENTURE PARTNERS V, LLC

By:        _____________*____________
Managing Director

_____________*____________
Clinton Bybee

_____________*____________
Keith Crandell

_____________*____________
Steven Lazarus

_____________*____________
Robert Nelsen

* By: /s/ Mark McDonnell
         Mark McDonnell as Attorney-in-Fact

*           This Amendment No. 2 to Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 2 to the Schedule 13D relating to the Reporting Persons filed with the Securities Exchange Commission on November 12, 2004 and incorporated herein in its entirety by reference.

CUSIP NO. 641252101	13D/A	Page 17 of 18 pages

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of NeurogesX, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:     August 3, 2011

ARCH VENTURE FUND V, L.P.

By:   ARCH Venture Partners V, L.P.
its General Partner

By:    ARCH Venture Partners V, LLC
its General Partner

By:           _____________*____________
Managing Director

ARCH V ENTREPRENEURS FUND V, L.P.

By:   ARCH Venture Partners V, L.P.
its General Partner

By:    ARCH Venture Partners V, LLC
its General Partner

By:           _____________*____________
Managing Director

HEALTHCARE FOCUS FUND, L.P.

By:   ARCH Venture Partners V, L.P.
its General Partner

By:    ARCH Venture Partners V, LLC
its General Partner

By:           _____________*____________
Managing Director

CUSIP NO. 641252101	13D/A	Page 18 of 18 pages

ARCH VENTURE PARTNERS V, L.P.

By:  ARCH Venture Partners V, LLC
       its General Partner

       By:  ___________*____________
       Managing Director

ARCH VENTURE PARTNERS V, LLC

By:        _____________*____________
Managing Director

_____________*____________
Clinton Bybee

_____________*____________
Keith Crandell

_____________*____________
Steven Lazarus

_____________*____________
Robert Nelsen

* By: /s/ Mark McDonnell
         Mark McDonnell as Attorney-in-Fact

*           This Agreement was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 2 to the Schedule 13D relating to the Reporting Persons filed with the Securities Exchange Commission on November 12, 2004 and incorporated herein in its entirety by reference.